PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

mstunden@shaw.ca

September 15, 2005

BY COURIER

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0510

Washington, D.C. 20549

Dear Ms. Long:

Subject:

Project Romania Inc.

Amendment No. 3 to Form SB-2 filed September 15, 2005

File No. 333-123479

This letter is in response to your comment letter dated September 1, 2005, regarding the registration statement on Form SB-2 filed by Project Romania Inc., and accompanies Amendment No. 3 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four red-lined and clean copies each of Amendment No. 3.

General

1.

Please revise your summary to disclose your relationship with 695014 B.C. Ltd. dba Galaxy Telecom and the role that Galaxy Telecom will play in your business. Disclose how much you are required to pay Galaxy (Telnet (sic)) Telecom for products ordered. Also disclose whether Galaxy (Telnet (sic)) Telecom has established an account within a partner portal pursuant to Section 5.2 of your Reseller Agreement filed as Exhibit 10.5. We also note your disclosure in the Principal Products and Services section.

Response: We have revised our summary to disclose our relationship as a reseller of the products and services of 695014 B.C. Ltd. dba Galaxy Telecom (“Galaxay Telecom”). We have also revised the summary portion of the prospectus to disclose that Galaxy Telecom is currently our sole supplier of devices and network connectivity. We advise supplementally that we currently pay Galaxy Telecom $99 for each i-box ordered and that we have revised the Cost of Goods Sold portion of the MD&A to disclose this information. We further advise supplementally that Galaxy Telecom has established an account within a partner portal pursuant to Section 5.2 of our Reseller Agreement filed as Exhibit 10.5 and that we have revised the “Principal Products and Services” portion of the prospectus to disclose this information.

2.

Please clearly state whether your VoIP service is currently operational. We note that you “market and sell a VoIP ‘plug and play’ device that connect(sic) a user’s telephone (via high speed Internet connection) to a managed worldwide IP network.” If your service is not currently operational, then indicate, if known, when you expect the service to be operational.

Response: Our VoIP service is currently operational. We advise supplementally that we have revised the “Summary of Our Business” and “Revenue Model” portions of the prospectus to disclose this information.

3.

Please confirm that you have made all disclosures required by Item 404 of Regulation S-B under a separately captioned section. We note your disclosures concerning your shareholder loan facility, for example.

Response: We have amended the prospectus to include the required information under the subheading “Certain Relationships and Related Transactions.” We advise supplementally that we have also amended the Table of Contents as appropriate.

4.

Please disclose the name, address and telephone number of your transfer agent.

Response: We have amended the prospectus to disclose this information under “Market for Common Equity and Related Stockholder Matters.”

5.

We note you discuss the telecommunication market deregulation in Romania in your section on “The Market for our Products and Services.” Could you please expand on your discussion of the internet services market in Romania? For example, we note your disclosure that waiting lists for installation of fixed-line phones can be relatively lengthy. What is the wait time on installation of internet service in your target markets of residential, small home office or medium sized businesses?

Response: Prospectus amended as requested by setting forth approximate wait times for the installation of various forms of Internet connections compatible with our plug and play device.

Summary Financial Information

6.

We note that the information in MD&A was updated to the most recent quarter; however, it does not appear that the information in the rest of the prospectus has been updated. Please update the entire prospectus to the most recent date practicable. For example, you disclose the net losses incurred from your inception date to August 31, 2004. You should update this information to state the net losses incurred from inception through the end of the most recent fiscal quarter. Update all textual disclosures and tables as well as financial disclosures.

Response: Where necessary, the information in the rest of the prospectus has been updated as requested.

7.

Please clarify that only ibox to ibox calls do not attract per-minute charges.

Response: Prospectus amended throughout as requested.

Risk Factors

8.

Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against you. The risk factor should address the risk U.S. stockholders face in:

•

Effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement;

•

Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. residents executive officers or directors you have named in your registration statement;

•

Enforcing judgments of U.S. courts based on civil liability provisions of the U.S. securities laws in the Canadian courts against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and

•

Bringing an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

Response: Risk factor added as requested.

9.

Please also add a risk factor that discusses risks, if any, related to enforceability of your contracts with customers in Romania.

Response: We assume your reference to “enforceability of (our) contracts” is meant to elicit a response concerning the risk of non-payment of bills by customers. We advise supplementally that we have amended the prospectus to attempt to identify and quantify this risk.

10.

Please add a risk factor addressing the risks associated with the costs of being a publicly reporting company in the United States.

Response: Risk factor added as requested.

11.

Please discuss the fact that your officers and directors own approximately 72.4 8% of the common shares, which gives them significant control over the company. Discuss all risks faced by other shareholders as a result of this control, such as the relative inability of other shareholders to influence the company and its decisions.

Response: Risk factor added as requested.

We may lose our status as a reporting issuer under the Exchange Act...

12.

Please revise to remove any implication that you are now a reporting issuer under the Exchange Act.

Response: Prospectus amended as requested.

Use of Proceeds

13.

Please disclose with quantification how you used or intend to use the proceeds you received from the sales of your securities to the selling security holders.

Response: Prospectus amended as requested.

Selling Security Holders

14.

Please refer to the second paragraph of this section. Delete the statement that the selling stockholders may sell their shares “at prices then prevailing or related to the then current market price or at negotiated prices.” The selling shareholders may not selling at market prices or negotiated prices unless and until the shares are quoted on the OTCBB, as stated in the first paragraph of this section.

Response: Statement deleted as requested.

15.

Please describe in greater detail the methods by which selling security holders may sell their registered shares and confirm that you have disclosed all of the methods that they may use.

Response: Disclosure amended as requested. We advise supplementally that, to the best of our knowledge, we have disclosed all of the methods that the selling security holders may use.

16.

We note your disclosure in the last paragraph of this section. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:

•

the change is not material;

•

the number of shares or the dollar amount registered does not change; and

•

the new selling security holder’s shares can be traced to those covered by the original registration statement.

You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement. Please confirm your understanding.

Response: We confirm our understanding of the above.

17.

We note your disclosure that the names of any agent or broker-dealer and applicable commissions or discounts will be set forth in an accompanying prospectus supplement. If the selling shareholders enter into an agreement, after effectiveness, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure in this section to indicate in the disclosure that the company will file a post-effective amendment addressing the above information. We may have further comment.

Response: Prospectus amended as requested.

18.

Please supplementally tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any means of distributing or delivering your prospectus other than by hand or the mails, such as various means of electronic delivery. In addition, please tell us and briefly disclose in your prospectus whether you or any of the selling security holders intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 3 3-7289.

Response: We do not have (and to the best of our knowledge, none of the selling security holders have) any intentions of distributing our prospectus other than by hand or the mails. We also do not have (and to the best of our knowledge, none of the selling security holders have) any intentions to use any form of prospectus other than a printed prospectus. We advise supplementally that the “Plan of Distribution” portion of the prospectus has been revised to contain this disclosure.

19.

Please supplementally tell us whether you or any of the selling security holders have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or your offering that appears on the third-party website.

Response: We advise supplementally that we do not have (and to the best of our knowledge, none of the selling security holders have) any arrangements with a third party to host or access our preliminary prospectus on the Internet.

20.

Please describe the relationship between Mr. Luca, Mr. Stunden and the selling shareholders.

Response: All the selling shareholders are friends, business associates or relatives of Mr. Stunden, except for one person who is a friend of Mr. Luca. Mr. Stunden and Mr. Luca have known each other since January, 2002, when Mr. Stunden was retained as legal counsel by Executive Wireless Inc. (“EWI”), a Vancouver, British Columbia-based company. Mr. Luca was chief executive officer of EWI at the time.

We advise supplementally that we have amended the Selling Stockholders section to include the information that all the selling shareholders are friends, business associates or relatives of Mr. Stunden, except for one selling shareholder who is a friend of Mr. Luca.

Plan of Distribution

21.

Revise this section to state that you intend to have your securities quoted on the OTCBB rather than traded on the OTCBB.

Response: Section amended as requested. We advise supplementally that we have also amended the prospectus throughout to replace references to “trading” on the OTCBB with references to “quotation” on the OTCBB.

22.

Please disclose whether Project Romania or anyone acting on its behalf will take affirmative steps to request or encourage any broker-dealer to act as a market-maker for Project Romania’s securities. If so, you should discuss whether there have been any preliminary discussions or understandings between Project Romania and any market maker. Also, summarize these discussions and identify the participants involved. However, should you decide to undertake these efforts at a later date, disclose when, how and by whom.

Response: We have already disclosed under the subheading “Market for Common Equity and Related Stockholder Matters” that “we intend seek the creation of a … market by contacting an authorized OTCBB market maker for sponsorship of our securities on the OTCBB, a quotation medium for subscribing members of the NASD, upon the registration statement of which this prospectus forms a part becoming effective.” We advise supplementally that we have added similar language under “Plan of Distribution.” We further advise supplementally that we have also set out under “Plan of Distribution” that we intend to wait until the registration statement becomes effective to request a broker-dealer to act as a market maker. Mr. Stunden will represent the Company in these discussions. Mr. Stunden has already had preliminary discussions with Mr. William Ross of Public Securities in Spokane, Washington concerning sponsoring our common stock for quotation on the OTCBB.

Directors, Executive Officers, Promoters and Control Persons

23.

Please identify the person or persons who formed your company and appointed Mr. Luca as your sole administrator.

Response: Mr. Luca caused Galaxy Telnet to be formed in August, 2003. He sold his shareholding interest in Galaxy Telnet, comprising all the issued and outstanding shares of Galaxy Telnet, to PRI under the share exchange agreement between PRI and Galaxy Telnet dated as of October 31, 2003 and exhibited to the prospectus as Exhibit 10.4. As approved by PRI, the sole shareholder of Galaxy Telnet, Mr. Luca is the sole administrator of Galaxy Telnet. Under Romanian law, an administrator of a company fulfills the functions of officer and director associated with a US corporation. We advise supplementally that the disclosure has been amended to include this information.

24.

Please revise Mr. Stunden’s biographical information to indicate that he is also serving as the principal accounting officer and to disclose whether he has any accounting and/or financial background.

Response: Mr. Stunden is not an accounting professional. He has, however, taken accounting and book-keeping courses as part of his law degree, continuing legal education commitments and otherwise. Mr. Stunden also has considerable practical experience with audit functions and the production and analysis of financial statements as a result of his practice as a business lawyer. We advise supplementally that Mr. Stunden’s biographical information has been amended to indicate that he is also serving as the principal accounting officer of the Company and to disclose his accounting and/or financial background.

25.

Please describe in more detail Mr. Stunden’s practice of law over the past five years.

Response: Amongst other client-related matters during the past five years, Mr. Stunden has served as in house counsel for Unity Wireless Corporation, a US public company with its head office located in Vancouver, British Columbia and has provided securities, corporate and commercial law advice to several start up companies in the hi tech space. He has also provided advice to a variety of non-hi tech business clients in the areas of incorporation, tax-driven corporate reorganizations, software licensing, employment law, trade marks and business dispute litigation. We advise supplementally that the prospectus has been amended to include this information.

26.

Please disclose the actual number of hours per week and percentage of time that Mr. Luca and Mr. Stunden are currently devoting to your business.

Response: Mr. Luca is currently devoting approximately 30 hours per week or 75% of his business time to Company affairs. Mr. Stunden is currently devoting 20 hours per week or 25% of his business time to Company affairs. We advise supplementally that the prospectus has been amended to include this information.

27.

Please disclose the information required by Item 404(d) of Regulation S-B. We note your subheading refers to promoters.

Response: Despite our use of the “boilerplate” subheading provided in the Form SB-2 instructions (Form SEC 2335(11-03) (“Directors, Executive Officers, Promoters and Control Persons”), we have never hired any promoters to assist us with our project. We further advise supplementally that, as we have never had any transactions with promoters, we have no information to disclose under Item 404(d) of Regulation S-B and therefore have not revised the prospectus to state the negative. We further advise supplementally that we have deleted the word “Promoters” from the subheading so as not to mislead the reader of the prospectus into assuming that we have had transactions with promoters.

Role and Responsibilities of the Board

28.

We note that at the outset you will have only two directors. If both do not agree on a corporate governance matter, how will the deadlock be broken? If additional board members are being solicited, you should highlight this fact. Regardless, you should consider including an additional risk factor discussing the corporate governance limitations of having a board of only two members.

Response: The bylaws of Project Romania Inc. provide for a chair at each meeting of the board of directors and also provide that, in the event of an equality of votes, the chair shall be entitled to a “second or casting vote.” Therefore, the Company already has a procedure in place to deal with any deadlock. We advise supplementally that we have not included an additional risk factor in the prospectus concerning the corporate governance limitations of having a board of only two members, as the bylaws of the Company provide for a procedure to cure any deadlock and, in our opinion, no material risk exists.

Description of Business

29.

Please tell us about the prior business of Poseidon Casinos Inc. and the reasons for its name change in 2003.

Response: Poseidon Casinos Inc. (“Poseidon”) had no prior business before acquiring all the issued and outstanding shares of Galaxy Telnet effective October 31, 2003.

We advise supplementally that Mr. Stunden incorporated Poseidon as legal counsel for Mr. Luca on June 11, 2003 as a vehicle to acquire an interest in a Romanian casino.

Mr. Stunden traveled with Mr. Luca to Romania in June, 2003 as legal counsel for Mr. Luca and Poseidon to assist in acquiring a casino that was being advertised for sale by the City of Constanta. The transaction did not materialize.

Poseidon was not organized beyond the appointment of Mr. Luca as the initial director and officer of the corporation. In particular, no shares were issued until the first share issuance to Mr. Luca on October 31, 2003 under the share exchange agreement between Mr. Luca and Project Romania Inc. (formerly Poseidon) and dated October 31, 2003 in exchange for all the issued and outstanding shares of Galaxy Telnet owned by Mr. Luca.

The name of the corporation was changed from Poseidon Casinos Inc. to Project Romania Inc. by filing Articles of Amendment with the Nevada Secretary of State effective October 30, 2003. The name “Project Romania Inc.” was chosen as Messrs. Stunden and Luca had originally intended to use the corporation to acquire and hold interests in different Romanian businesses. As the sole directors of the corporation, Messrs. Stunden and Luca subsequently resolved to use the corporation solely for the purpose of conducting a VoIP business in Romania.

We advise supplementally that, under “Description of Business” in the prospectus, in the fifth paragraph, we provide as follows: “[b]efore the acquisition of Galaxy Telnet, we did not conduct business.”

30.

Will you need to supply any kind of adapter other than your ibox to your customers in order for them to use your VOIP services? If so, please indicate whether customers will be charged for this adapter. If so, please indicate whether this charge will be sufficient to cover your cost in supplying the adapter. If the customers will not pay a charge for the adapter, then please discuss how you will recover the cost of the adapter, if at all. Please also disclose how you will obtain supplies of the adapter. See Item 101(b)(5) of the Regulation S-B.

Response: We do not rely on an adapter or any device other than the i-box supplied to a subscriber. Once connected to the subscriber’s high speed connection, this device alone is sufficient to allow the subscriber to use our VoIP service.

Competitive business conditions and our competitive position…

31.

Please clearly describe your competitive position in the VoIP market as well as the general voice communication market. Also explain your methods of competition. See Item 101(b)(4) of Regulation S-B. For example, do you intend to compete with providers of free VoIP service?

Response: Prospectus amended as requested.

Management’s Discussion and Analysis

32.

We note your response to prior comment ten and the statement that Galaxy Telecom does not receive a percentage of each service contract. Please tell us, and revise this section to disclose, how Galaxy Telecom is compensated for the use of its network by your subscribers. Clarify whether you or Galaxy Telecom receives the revenue stream generated by each subscription.

Response: Galaxy Telecom is compensated for the use of its network through a monthly charge per activated i-box. We are obligated under our reseller agreement with Galaxy Telecom to pay Galaxy Telecom $5.95 per month per activated i-box. Depending on the services being accessed by a subscriber, there may be additional charges. We recover our cost (plus markup) through our monthly billings to subscribers. We advise supplementally that we have revised the “Cost of Goods Sold” portion of the MD&A to disclose this information.

In summary, we receive the revenue stream generated by each subscription, but we are responsible for paying Galaxy Telecom an agreed upon amount per subscriber. This amount is a component of “cost of goods sold” in our income statement.

Material Events and Uncertainties

33.

Please describe in more detail your plan of operations over the next 12 months. Refer to Item 303 of Regulation S-B. Please quantify, to the extent known, the amounts of funds required for each significant phase or goal of the plan.

Response: We have been in business and earning revenues from the sale of units and provision of managed IP network services since August, 2003. We have all the business tools and staff necessary to continue with our operations and our stated intent of increasing sales substantially. To this extent, we have no milestones or goals that require us to set aside funds to meet or achieve the milestones or goals. If, as hoped, we eventually receive orders for substantial numbers of units, we will deal with the financing requirements in the context of our financing commitment from Mr. Stunden. We would also bring to your attention that our current billing practices allow us to recoup our cost of the purchase of units within six months from installation. We advise supplementally that we have set forth under “Plan of Operation” that we estimate an average “burn rate” of $4,000 over the next twelve-month period. We further advise supplementally that Mr. Stunden has extended his original loan commitment for the period ending April 19, 2006 to the period ending September 19, 2006.

Compensation of Directors

34.

Please confirm to us that by “salaries” you mean compensation.

Response: We confirm that by “salaries,” we mean compensation.

Financial Statements

Note 2 - Basis of Presentation

35.

We note your disclosure regarding your recent restructuring of your management team. You should include similar disclosure in the MD&A section of the prospectus, including a more complete discussion of the restructuring and expanded sales efforts.

Response: We have added a similar disclosure in the MD&A section of the prospectus, with an expanded discussion of the restructuring and expanded sales efforts.

Note 4 - Subsequent Event Commitments and Contingencies

36.

Given that you have entered into a one-year lease for office space as disclosed in this section, you should also revise the Description of Property section of the prospectus to include the information required by Item 102 of Regulation S-B.

Response: Description of Property amended as requested.

Other Expenses of Issuance and Distribution

37.

Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin Board.

Response: We have revised our prospectus to disclose the amount of the printing and copying costs associated with our offering. We advise supplementally, however, that we have no information to offer respecting the fees required to have our securities quoted on the OTC Bulletin Board. Based on our preliminary discussions with potential market maker Mr. William Ross of Public Securities in Spokane, Washington, we understand that market a maker cannot charge a fee for assisting us in having our securities quoted on the OTC Bulletin Board. We are also not aware of any fees payable to NASD as part of our application to have our securities quoted on the OTCBB.

Recent Sales of Unregistered Securities

38.

It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:

•

how you located the purchasers;

•

who identified the purchasers;

•

how were the purchasers contacted;

•

who contacted the purchasers; and

•

what information the purchasers received.

Response: We advise supplementally that we did not use an underwriter or other third party finder with respect to our Regulation S offering. All the Regulation S purchasers are friends, business associates or relatives of Mr. Stunden, except for one person, who is a friend of Mr. Luca. The purchasers were initially contacted in person or by phone by Mr. Stunden, except for the one individual who is the close friend of Mr. Luca who was contacted in person by Mr. Luca. Mr. Stunden and Mr. Luca explained to their respective purchasers the outlines of the proposed VoIP project and the relevant securities law issues, but did not provide anything in writing, except for the subscription agreement entered into by all purchasers.

Additional Matters

We have amended the Exhibits section of the prospectus to include the loan commitment extension letter dated September 7, 2005 and exhibited to the prospectus as exhibit 10.6.

Yours truly,

“R. Michael Stunden”

R. Michael Stunden

c.c. Gary Henrie